SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2003.

Coca-Cola Hellenic Bottling Company S.A.

(Translation of Registrant’s Name Into English)

9 Fragoklissias Street, 151 25 Maroussi, Athens, Greece

(Address of Principal Executive Offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	☑	Form 40-F	☐

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

     Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☑

Table of Contents

1. Press release of February 14, 2003

2. Press release of February 14, 2003

COCA-COLA HBC S.A.

RESULTS FOR THE YEAR ENDED DECEMBER 31, 2002 (US GAAP)

Coca-Cola HBC (“CCHBC”) is one of the largest Coca-Cola bottlers, serving a population of over 500 million people in 26 countries. CCHBC shares are listed on the Athens Stock Exchange (ASE:EEEK), with secondary listings on the London (LSE:CCB) and Australian (ASX:CHB) Stock Exchanges. CCHBC’s American Depository Receipts are listed on the New York Stock Exchange (NYSE:CCH).

HIGHLIGHTS

•	A significant improvement in our full year earnings to €58.0 million, from a net income position of €31.4 million in 2001 on a pro forma basis (€52.2 million on a reported basis)

•	Volume of 1,256 million unit cases, 20% ahead of 2001, +7% on a pro forma basis

•	Significant growth in non-carbonated beverages accounting for 15% of total volume, driven by strong performance in waters, juices and sports drinks

•	Cash Operating Profit (COP)* of €565 million, 19% ahead of 2001, +16% on a pro forma basis

•	Operating income of €295 million, 82% ahead of 2001, +99% on a pro forma basis

•	Return on Invested Capital (ROIC)** increased to 5% compared with 4% for 2001 on a pro forma basis

•	Strong performance in the acquired Russia/Baltics territories with successful integration

Irial Finan, Managing Director of Coca-Cola HBC, commented:

“Our excellent full year performance in 2002 builds upon the strong foundations laid in 2001. Commercial innovation and product diversification have continued to enable us to grow the business rapidly and sustainably. Our focus on profitable volume growth through maximizing revenue and tight cost and capital management continues to strengthen our operations, as evidenced by the strong improvement in ROIC to 5%. These strong metrics and the continued operational success of the business leave us on track to deliver on our long term goals.”

14 February 2002

*	We define COP as operating income before deductions for depreciation and amortization of intangible assets.

**	ROIC calculated as EBITA (operating profit plus amortization) less adjusted taxes divided by average invested capital (shareholders equity plus interest bearing debt plus capital lease obligations)

Note:	We refer to information on a pro forma basis. The pro forma basis adjusts the results for the acquisition of the new Russian territories and Baltic States of Estonia, Latvia and Lithuania as if they had been acquired from the beginning of 2001, to provide comparable information for 2002.

Financial information in this announcement is presented on the basis of accounting principles generally accepted in the United States (“US GAAP”). CCHBC also prepares financial information under International Financial Reporting Standards (“IFRS”), which are available on our website: www.coca-colahbc.com. A reconciliation between US GAAP and IFRS is provided at the close of this document.

MANAGEMENT’S REPORT FOR THE YEAR ENDED DECEMBER 31, 2002
PREPARED IN ACCORDANCE WITH US GAAP

ENQUIRIES:

Company contacts:
Coca-Cola HBC Melina Androutsopoulou Investor Relations Director	Tel: +30 210 618 3100 email: melina.androutsopoulou@cchbc.com

Thalia Chantziara Investor Relations Analyst	Tel: +30 210 618 3124 email: thalia.chantziara@cchbc.com

European press contact:
FD Athens Alastair Hetherington	Tel: +30 210 721 6060 email: alastair.hetherington@fd.com

US press contact:
FD Morgen — Walke Brian Maddox	Tel: +1 212 850 5600 email: bmaddox@fdmw.com

MANAGEMENT’S REPORT FOR THE YEAR ENDED DECEMBER 31, 2002
PREPARED IN ACCORDANCE WITH US GAAP

You should read the following discussion of our financial condition and results of operations in conjunction with the accompanying unaudited condensed consolidated financial statements and footnotes along with the cautionary statements at the end of this section.

Strategic Review

CCHBC reported excellent results for the full year 2002 further demonstrating the strength of the business and our continuing ability to meet and exceed market expectations on a consistent basis. Despite difficult conditions in a number of our territories, in terms of both the prevailing economic environment as well as the poor summer conditions throughout most of Europe, volume increased by 7% to 1,256 million unit cases, on a pro forma basis. Our net income improved strongly to €58 million compared to net income of €31 million for 2001 on a pro forma basis (€52 million on a reported basis). COP increased by 16% to €565 million and operating income almost doubled to €295 million, both on a pro forma basis.

Our excellent full year performance in 2002 builds upon the strong foundations laid in 2001. Commercial innovation and product diversification have continued to enable us to grow the business rapidly and sustainably. Our focus on profitable volume growth through maximizing revenue and tight cost and capital management continues to strengthen our operations, as evidenced by the strong improvement in ROIC to 5% These strong metrics and the continued operational success of the business leave us on track to deliver on our long-term goals.

2002 has been another year of significant improvement as we continue to make progress on the journey towards our vision to become a World Class Selling Organization. The desire to be World Class touches every single aspect of the way we think, act and operate and involves a continuing effort to improve and to excel everyday in everything we do, including developing our people, profitably expanding our brand portfolio, serving consumers and customers, and delivering strong financial performance.

In profitably managing growth during the year, we provided appropriate focus on our core carbonated soft drink brands (CSDs) which, in 2002, accounted for 85% of the business, while balancing the considerable prospects of non-carbonated soft drinks (non-CSDs), especially in the water segment, with the expectation that non-carbonated beverages will represent 20% of our total volume in 2004. This is supported by our recent acquisitions of the Swiss mineral water company, Valser and the Romanian mineral water, Dorna, as well as investment in our greenfield water plant in Hungary, which commenced operations in the fourth quarter. Each of these transactions was pursued jointly with The Coca-Cola Company.

Our relationship with The Coca-Cola Company continues to strengthen. Through these acquisitions and expanded rollout of non-CSDs throughout our territories, we are focused on providing a full range of alcohol-free beverages to our customers and consumers.

By consolidating our strengths of a strong brand portfolio, leadership in the carbonated beverages market, growing potential in the non-carbonated sector, strong focus on people and balanced mix of our markets, CCHBC is constantly providing an environment for creating and delivering long-term value for shareholders.

MANAGEMENT’S REPORT FOR THE YEAR ENDED DECEMBER 31, 2002
PREPARED IN ACCORDANCE WITH US GAAP

Basis of Presentation

For purposes of our discussion and analysis of the results of our operations, we have presented unaudited pro forma financial information for the year ended December 31, 2001, prepared in accordance with US GAAP, along with our actual results. We believe that the pro forma information provides a more useful measure of comparative financial performance.

The unaudited proforma financial information for the year ended December 31, 2001 assumes that the acquisitions from The Coca-Cola Company of its interests in the bottling operations in the Russian Federation and of its Baltic bottling operations occurred on January 1, 2001.

We define Cash Operating Profit as operating income before deductions for depreciation (included both in cost of sales and selling, delivery and administrative expenses) and amortization of intangible assets.

	Year ended December 31, 2001

	Coca-Cola
	Hellenic Bottling						Coca-Cola
	Company as	Coca-Cola	Coca-Cola				Hellenic Bottling
	reported under	Molino	Eurasia		Pro forma		Company
	US GAAP	Beverages	Bottlers	Baltics	Adjustments		pro forma

			(Euro in millions)
Net sales	3,398.1	56.5	172.6	42.7	—		3,669.9
Cost of sales	2,083.9	37.3	108.6	26.0	1.9	(1)	2,257.7

Gross profit	1,314.2	19.2	64.0	16.7	(1.9)		1,412.2

Selling, delivery and administrative expenses	1,074.7	29.7	64.8	15.5	1.9	(1)	1,186.6
Amortization of intangible assets	77.8	—	—	—	—		77.8

Operating income (loss)	161.7	(10.5)	(0.8)	1.2	(3.8)		147.8
Interest expense	(77.3)	—	(1.5)	(1.1)	(4.2	)(2)	(84.1)
Other income	9.4	—	0.2	0.6	—		10.2
Other expense	(6.4)	(0.2)	(0.6)	—	—		(7.2)

Income before income taxes	87.4	(10.7)	(2.7)	0.7	(8.0)		66.7
Income tax benefit (expense)	(18.2)	(6.7)	(2.3)	—	2.8	(2)	(24.4)
Share in income (loss) of equity method investees	(1.6)	6.1	—	—	—		4.5
Minority interest	(15.4)	—	—	—	—		(15.4)

Net income (loss)	52.2	(11.3)	(5.0)	0.7	(5.2)		31.4

(1)	Following the acquisition of Coca-Cola Eurasia Bottlers, fixed assets were adjusted to reflect their fair value. If such an adjustment had occurred on January 1, 2001, this would have resulted in an increase in depreciation of €3.8 million for the year ended December 31, 2001. The related tax benefit of €1.3 million is included based on the Russian statutory corporate tax rate of 35%.

(2)	Interest expense includes €4.2 million representing the additional interest expense that would have resulted if we had assumed debt on January 1, 2001. This debt consists of €101.5 million of loan notes issued to The Coca — Cola Company as consideration for the acquisition. This also includes an adjustment for the debt acquired of €59.6 million. The interest rate in both cases was 2.94%. The amount of income tax benefit (expense) reflects a €1.5 million tax benefit relating to this additional interest expense based on the Russian statutory corporate income tax rate of 35%.

MANAGEMENT’S REPORT FOR THE YEAR ENDED DECEMBER 31, 2002
PREPARED IN ACCORDANCE WITH US GAAP

Operational Review by Reporting Segments

Reporting segments

The following table provides unit case sales volume information and Cash Operating Profit both on a reported basis and, with respect to our developing and emerging countries, on a pro forma basis for our three business segments as well as our corporate center for the years ended December 31, 2002 and December 31, 2001 in each case. Internally, our management uses Cash Operating Profit as the main measure in order to allocate resources and evaluate the performance of each of our business segments. The elimination of inter-segment assets reflects loans from our financing subsidiaries to our various operating companies to cover a portion of our operating companies’ funding requirements.

	Year ended

	December 31, 2002	December 31, 2001	Change
	(under US GAAP)	(under US GAAP)%

	(Euro in millions except unit case
	volume in millions)
Established countries
Unit case volume, reported	518.0	502.2	3.1
Unit case volume, pro forma	N/A	502.2	3.1
Cash Operating Profit, reported	311.4	288.9	7.8
Cash Operating Profit, pro forma	N/A	288.9	7.8
Developing countries
Unit case volume, reported	261.6	232.8	12.4
Unit case volume, pro forma	N/A	248.9	5.1
Cash Operating Profit, reported	92.4	61.7	49.8
Cash Operating Profit, pro forma	N/A	64.3	43.7
Emerging countries
Unit case volume, reported	476.6	308.4	54.5
Unit case volume, pro forma	N/A	422.6	12.8
Cash Operating Profit, reported	160.9	125.7	28.0
Cash Operating Profit, pro forma	N/A	134.9	19.3
Total
Unit case volume, reported	1,256.2	1,043.4	20.4
Unit case volume, pro forma	N/A	1,173.7	7.0
Cash Operating Profit, reported	564.7	476.3	18.6
Cash Operating Profit, pro forma	N/A	488.1	15.7

Established Markets

Volume

•	Solid unit case volume growth of 3% for the full year to 518 million unit cases, despite challenging conditions,.

•	Growth for the full year of more than 5% in the Republic of Ireland and Northern Ireland driven by the more profitable 500ml packs in the immediate consumption channel and launches of Powerade and Oasis.

•	Strong growth in non-carbonated beverages (Avra and Amita brands) in Greece.

•	Volume growth of 1% in Italy, with continued focus on investment for future growth.

MANAGEMENT’S REPORT FOR THE YEAR ENDED DECEMBER 31, 2002
PREPARED IN ACCORDANCE WITH US GAAP

COP

Established markets contributed €311.4 million to group COP, 7.8% above the prior year. Across our established markets, we have seen the benefits of promoting the higher margin single serve packages, together with selective price increases. At the same time we are working to improve operating efficiencies and cost control. Consistent with their volume growth, Northern Ireland and the Republic of Ireland had significant COP growth for the year assisted by a favorable packaging mix and efficient operating cost management.

Developing Markets

Volume

•	Full year volume growth of 5% to 261.6 million unit cases on a pro forma basis.

•	Successful consumer promotions and other promotional activities targeted towards recruiting new and retaining existing customers and making our products affordable to as wide a range of consumers as possible.

•	8% volume growth for the full year in Poland due to an improved pricing strategy, intensive cooler placements and successful promotional activities.

•	Growth of more than 9% in the Czech Republic for the year assisted by strong performance of Lift and Bonaqua water.

COP

COP in developing markets grew by 43.7% versus 2001 on a pro forma basis to €92.4 million. The improvement in COP is in line with our continued goal to build sustainable and profitable businesses in these markets and was achieved through targeted price increases, coupled with continued focus on expense control and the efficient use of assets. All countries in this segment, except Croatia, are targeted for accession to the European Union in May 2004.

In Poland, COP growth for the year was over 70% assisted by savings on raw and other materials, as well as effective control on operating expenses. In the Baltics and the Czech Republic COP growth was 91.9% and 26.5%, respectively, assisted by savings in cost and expenses, a favorable packaging mix and targeted price increases.

Emerging Markets

Volume

•	Strong unit case volume growth of 13% for the full year on a pro forma basis.

•	Volume growth in Nigeria of 2% for the full year.

•	In Russia, economic stabilization, together with increased brand awareness and the launch of new products resulting in strong performance that led to an increase of 17% in 2002, on a pro forma basis.

•	In Ukraine volume growth for the year was 24% following new launches, significant in-trade investments and improved market presence.

MANAGEMENT’S REPORT FOR THE YEAR ENDED DECEMBER 31, 2002
PREPARED IN ACCORDANCE WITH US GAAP

•	Volume growth in Romania of 19% due to introductions of new Fanta flavours (Madness, Shokata) and Schweppes Bitter Lemon as well as an overall improvement in economic conditions.

COP

COP in emerging markets for the full year was €160.9 million, representing growth of 19.3% on a pro forma basis. The higher volume levels and wider product offering has been combined with better asset utilisation to achieve cost efficiencies across these territories.

The strongest performing operation in this segment was Russia with COP growth of well over 100% versus the prior year. Building on profitable volume growth, Russia was assisted by targeted price increases and savings in raw and packaging materials. In Russia and Ukraine the product range has expanded, including new products and flavors and both countries have seen the benefit of stabilising economic conditions. In Nigeria, profit has been built on higher volumes, combined with the benefit from the full year price increase implemented in October 2001.

Financial Review

	Coca-Cola Hellenic Bottling Company			Coca-Cola Hellenic Bottling
	as reported under US GAAP			Company pro forma

	Year ended	Year ended		Year ended
	December 31,	December 31,		December 31,
	2002	2001	%	2001	%

		(Euro in millions except unit case volume)
Net sales	3,839.4	3,398.1	13.0	3,669.9	4.6
Cost of sales	2,366.4	2,083.9	13.6	2,257.7	4.8

Gross profit	1,473.0	1,314.2	12.1	1,412.2	4.3

Selling, delivery and administrative expenses	1,178.5	1,074.7	9.7	1,186.6	(0.7)
Amortization of intangible assets	—	77.8	N/A	77.8	N/A

Operating income	294.5	161.7	82.1	147.8	99.3

Interest expense	(70.3)	(77.3)	(9.1)	(84.1)	(16.4)
Other income	16.8	9.4	78.7	10.2	64.7
Other expenses	(4.2)	(6.4)	(34.4)	(7.2)	(41.7)

Income before income taxes	236.8	87.4	170.9	66.7	255.0%
Income tax expense	(73.3)	(18.2)	302.7	(24.4)	200.4
Share in income (loss) of equity affiliate	4.3	(1.6)	368.8	4.5	(4.4)
Minority interest	(15.8)	(15.4)	2.6	(15.4)	2.6
Cumulative effect of accounting change for SFAS No. 142, net of income taxes	(94.0)	—	N/A	—	N/A

Net income	58.0	52.2	11.1	31.4	84.7

Cash operating profit	564.7	476.3	18.6	488.1	15.7
Unit case volume	1,256.2	1,043.4	20.4	1,173.7	7.0

MANAGEMENT’S REPORT FOR THE YEAR ENDED DECEMBER 31, 2002
PREPARED IN ACCORDANCE WITH US GAAP

Net Sales

Net sales revenue for the year increased by 13.0% on a reported basis and by 14.3% excluding Nigeria. On a pro forma basis, net sales revenue increased by 4.6% reflecting selective price increases in key markets and better channel mix slightly offset by stronger sales of water at lower contributions to revenue per unit case over carbonated soft drinks. Net sales revenue in our European markets increased by 4.9%. The economics in these markets enabled us to increase revenue per case and grow earnings in line with volume.

Gross Profit

Gross profit margin remained relatively constant at 38.4% compared to 38.5% in 2001 on a pro forma basis, reflecting our continued ability to manage our costs and maintain production efficiencies. Our gross margins continue to improve as targeted price increases are taken and as the proportion of our sales in the more profitable packages continues to grow.

Amortization of Intangibles

On January 1, 2002, following the adoption of SFAS 142, we ceased amortizing our intangible assets. Amortization of intangibles for the full year 2001 amounted to €77.8 million, both on a reported and pro forma basis.

In accordance with SFAS No. 142, an impairment assessment was conducted on the intangible assets as at December 31, 2002. For this purpose, we compared the fair value of franchise agreements and other intangible assets to current carrying value. Fair values were derived using discounted cash flow analyses, based on assumptions consistent with our internal planning. No impairment was recorded.

Operating Income

Operating income almost doubled on a pro forma basis for the full year and increased by 82% on a reported basis reflecting a combination of strong volume growth, selective price increases and controlled growth in our operating expenses. Excluding the amortization of intangible assets, operating income increased by 31% on a pro forma basis and 23% on a reported basis for the same reasons noted above.

Cumulative Effect of Accounting Change for SFAS No. 142, Net of Income Taxes

The adoption of SFAS No. 142 required us to perform an initial impairment assessment on all goodwill and indefinite-lived intangible assets in the first quarter of 2002. The impairment charge resulting from this impairment assessment was €94.0 million, net of deferred income tax benefits. Of this impairment €17.4 million was attributable to our established markets, mainly Switzerland, as a result of a reassessment of our projections following lower than expected growth in the non-alcoholic beverages sector in the Swiss market. An additional €76.6 million was attributable to our developing countries. The impairment charge allocated to our developing countries arose mainly in Poland, as a result of a fall in growth expectations due to stagnant economic conditions.

MANAGEMENT’S REPORT FOR THE YEAR ENDED DECEMBER 31, 2002
PREPARED IN ACCORDANCE WITH US GAAP

Net Income

The net income of the group has been improved significantly from €31.4 million in 2001, to €58 million in 2002, on a pro forma basis (€52.2 million on a reported basis in 2001). These strong results achieved in 2002 are a result of our ability to manage all aspects of our business including profitable volume growth, successful cost management and implementation of operational efficiencies.

Liquidity and Capital Resources

Cash flows remain strong as net cash flows provided from operating activities was over €350.8 million. Cash flow on capital expenditure, net of proceeds from the sale of fixed assets and including finance leases, increased to €287.2 million compared to €244.4 million. After business reinvestment including net cash flow for capital expenditure mentioned above, the Company generated €14.0 million of free cash flow and expects continued growth in cash flow in the future.

Financing

As part of the ongoing objective of diversifying our funding base, a new Global Commercial Paper program was put in place. The program allows CCHBC to leverage its short-term credit rating and to access capital at considerably lower financing rates.

Our €750 million syndicated loan facility was also replaced with a new €900 million syndicated backstop facility. The new facility has a total maturity of 5-years (previously 2-years) and strengthens our relationship with a core group of banks.

We will continue to diversify our funding sources and remains committed to improving our debt maturity profile.

Capital Expenditure

Net capital expenditures for the Company amounted to €287.2 million for the full year 2002. This amount included pre-spending on certain 2003 projects to help us ensure a dynamic start to 2003. We continue to focus our capital investment on the most profitable areas of the business. We have redeployed assets and equipment within the group, where possible, to minimize the cash outflows on fixed assets, as well as improving our return on existing assets.

Water Acquisitions

We successfully closed the acquisition of the Romanian mineral water company, Dorna Apenim S.A. on December 17th, 2002. The acquisition of the Swiss mineral water company, Valser Mineralquellen AG closed on September 30th, 2002. Both these transactions are joint acquisitions with The Coca-Cola Company.

Additionally, in line with our dual water strategy, we began operations on our greenfield water plant in Hungary.

MANAGEMENT’S REPORT FOR THE YEAR ENDED DECEMBER 31, 2002
PREPARED IN ACCORDANCE WITH US GAAP

New York Stock Exchange Listing

We listed on the New York Stock Exchange on 10 October 2002. We anticipate that this development will benefit all of our shareholders over the long term as our company becomes more visible to the international investment community and will allow for more comparability with our peer group.

2003 Outlook

We expect continued volume growth during 2003 in the range of 7-9% with COP expected to grow in the range of 11-13% over our 2002 base of €565 million, both ranges including the recently completed water acquisitions in Switzerland and Romania.

We expect to continue to benefit from the operating leverage in our operating income and net income as we implement our profitable revenue strategy.

We expect net capital expenditure to be in the range of €325 to €340 million and an increase of over 100 basis points in our return on invested capital.

Conference Call

CCHBC will host a conference call with financial analysts to discuss the full year 2002 results on February 14, 2002 at 4:00 pm, Athens time (2:00 pm London time and 9:00 am New York time). Interested parties can access the live, audio webcast through CCHBC’s website (www.coca-colahbc.com).

MANAGEMENT’S REPORT FOR THE YEAR ENDED DECEMBER 31, 2002
PREPARED IN ACCORDANCE WITH US GAAP

FORWARD LOOKING STATEMENTS

This document contains forward-looking statements that involve risks and uncertainties. In some cases, we use words such as “believe”, “outlook”, “guidance”, “intend”, “expect”, “anticipate”, “plan”, “target” and similar expressions to identify forward-looking statements. All statements other than statements of historical facts, including, among others, statements regarding our future financial position, business strategy, our future dealings with The Coca-Cola Company, budgets, projected levels of consumption and production, projected costs, estimates of capital expenditure and plans and objectives of management for future operations, are forward-looking statements. You should not place undue reliance on these forward-looking statements. By their nature, forward-looking statements involve risk and uncertainty because they reflect our current expectations and assumptions as to future events and circumstances that may not prove accurate. Our actual results could differ materially from those anticipated in the forward-looking statements for many reasons, including the risks described in amended registration statement on form 20-F filed with the U.S. Securities and Exchange Commission on October 8, 2002 (File No 1-31466). Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot assure you that our future results, level of activity, performance or achievements will meet these expectations. Moreover, neither we nor any other person assumes responsibility for the accuracy and completeness of the forward-looking statements. Unless we are required by law to update these statements, we will not necessarily update any of these statements after the date of the interim consolidated financial statements included here, either to conform them to actual results or to changes in our expectations.

Coca-Cola HBC S.A.

Condensed Consolidated Statements of Income – unaudited

(Prepared in accordance with US GAAP)

	Year ended

	December 31,	December 31,
	2002	2001

	(Euros in millions, except per share data)
Net sales	€3,839.4	€3,398.1
Cost of sales	2,366.4	2,083.9

Gross profit	1,473.0	1,314.2
Selling, delivery and administrative expenses	1,178.5	1,074.7
Amortization of intangible assets	—	77.8

Operating income	294.5	161.7
Interest expense	(70.3)	(77.3)
Other income	16.8	9.4
Other expenses	(4.2)	(6.4)

Income before income taxes	236.8	87.4
Income tax expense	(73.3)	(18.2)
Share of income (loss) of equity method investees	4.3	(1.6)
Minority interest	(15.8)	(15.4)

Net income before cumulative effect of accounting change	152.0	52.2
Cumulative effect of accounting change for SFAS No. 142, net of income taxes	(94.0)	—

Net income	€58.0	€52.2

Basic and diluted net income per share:
Before accounting change	0.65	0.22
Cumulative effect of accounting change	(0.40)	—

	€0.25	€0.22

See notes to the condensed consolidated financial statements.

Coca-Cola HBC S.A.

Condensed Consolidated Balance Sheets – unaudited

(Prepared in accordance with US GAAP)

	December 31, 2002	December 31, 2001

	(Euros in millions)
Assets
Current assets:
Cash and cash equivalents	€101.3	€141.7
Trade accounts receivable, less allowances of €20.7 in 2002 and €19.1 in 2001	457.5	428.2
Inventories	309.3	277.9
Receivables from related parties	78.2	55.4
Taxes receivable	11.3	9.2
Deferred income taxes	20.2	29.0
Prepaid expenses	51.9	65.3
Other current assets	73.7	60.5

Total current assets	1,103.4	1,067.2
Property, plant, and equipment
Land	99.4	91.3
Buildings	682.3	669.7
Production and other equipment	1,725.1	1,630.4
Returnable containers	216.1	208.9

	2,722.9	2,600.3
Less accumulated depreciation and amortization	(856.6)	(700.6)

	1,866.3	1,899.7
Construction in progress	30.3	29.7
Advances for equipment purchases	26.6	19.0

	1,923.2	1,948.4
Investments in equity method investees	53.3	50.4
Deferred income taxes	78.1	152.6
Other non-current assets	20.3	14.1
Franchise rights, net	2,017.4	2,108.5
Goodwill and other intangibles, net	699.2	697.2

Total assets	€5,894.9	€6,038.4

See notes to the condensed consolidated financial statements.

Coca-Cola HBC S.A.

Condensed Consolidated Balance Sheets – unaudited

(Prepared in accordance with US GAAP)

	December 31, 2002	December 31, 2001

	(Euros in millions, except share data)
Liabilities and shareholders’ equity
Current liabilities:
Short-term borrowings	€313.1	€89.0
Accounts payable	203.5	208.6
Accrued expenses	300.6	311.0
Amounts payable to related parties	87.1	115.1
Loan notes due to The Coca-Cola Company	—	158.2
Deposit liabilities	135.0	122.5
Income taxes payable	72.0	52.9
Deferred income taxes	5.1	50.9
Current portion of long-term debt and capital lease obligations	210.7	6.8

Total current liabilities	1,327.1	1,115.0
Long-term debt, less current portion	950.9	1,184.2
Capital lease obligations, less current portion	28.4	20.7
Deferred income taxes	718.5	796.8
Employee benefit obligations and other long-term liabilities	91.5	76.1

Total long-term liabilities	1,789.3	2,077.8
Minority interests	65.3	58.4
Shareholders’ equity:
Ordinary shares, €0.31 (2001: €0.30) par value:
236,668,596 shares authorized, issued and outstanding	73.4	71.0
Additional paid-in capital	2,154.0	2,154.0
Deferred compensation	(0.5)	(0.4)
Retained earnings	305.2	292.2
Accumulated other comprehensive income	181.1	270.4

Total shareholders’ equity	2,713.2	2,787.2

Total liabilities and shareholders’ equity	€5,894.9	€6,038.4

See notes to the condensed consolidated financial statements.

Coca-Cola HBC S.A.

Condensed Consolidated Statements of Cash Flows – unaudited

(Prepared in accordance with US GAAP)

	Year ended

	December 31, 2002	December 31, 2001

	(In millions of Euros)
Net cash provided by operating activities	350.8	406.0
Investing activities
Purchases of property, plant and equipment	(301.4)	(257.3)
Proceeds from disposals of property, plant and equipment	22.0	19.6
Cash payments for acquisitions, net of cash acquired	(192.6)	(66.1)
Proceeds from sale of investments	0.2	0.6

Net cash used in investing activities	(471.8)	(303.2)
Financing activities
Proceeds from issuance of long-term debt	545.7	939.4
Payments on long-term debt	(396.2)	(991.5)
Payments on capital lease obligations	(7.8)	(6.7)
Dividends paid	(49.6)	(44.0)

Net cash provided by (used in) financing activities	92.1	(102.8)
Effect of exchange rates on cash and cash equivalents	(11.5)	(1.6)

Net increase in cash and cash equivalents	(40.4)	(1.6)
Cash and cash equivalents at beginning of year	141.7	143.3

Cash and cash equivalents at end of year	€101.3	€141.7

See notes to the condensed consolidated financial statements.

Coca-Cola HBC S.A.

Notes to Condensed Consolidated Financial Statements – unaudited

(Prepared in accordance with US GAAP)

1.	Basis of Presentation

The accompanying unaudited condensed consolidated balance sheets, statement of income, cash flows and selected notes have been prepared in accordance with accounting principles generally accepted in the United States (US GAAP) for interim financial information. Accordingly, they do not include all of the information and footnotes required by US GAAP for complete financial statements. In the opinion of management, all adjustments consisting of normal recurring accruals as well as the accounting change to adopt Statement of Financial Accounting Standards (SFAS) No. 142, “Goodwill and Other Intangible Assets” considered necessary for a fair presentation have been included.

The balance sheet at December 31, 2001 has been derived from the audited financial statements at that date but does not include all of the information and footnotes required by accounting principles generally accepted in the United States for complete financial statements.

For further information, refer to the consolidated financial statements and footnotes thereto included in the Coca-Cola HBC’s amended registration statement on from 20-F filed with the US Securities and Exchange Commission on October 8, 2002.

2.	Accounting Change

Effective January 1, 2002, the Company adopted SFAS No. 142. For information regarding franchise rights, goodwill and other intangible assets and the impact the adoption of SFAS No. 142 had on our condensed consolidated financial statements, refer to Note 5.

3.	Inventories

Inventories consist of the following: (in millions)

	December 31, 2002	December 31, 2001

Finished goods	€111.8	€93.7
Raw materials	129.5	124.8
Consumables	55.8	54.3
Other	12.1	5.1

	€309.3	€277.9

4.	Acquisitions

On January 2, 2002, as part of the Company’s policy of expansion in the region, the Company completed the acquisition from TCCC of its bottling operations in Lithuania, Estonia and Latvia. The Company paid to TCCC consideration of €7.1 million in the form of loan notes for 100% of these entities. In addition the Company acquired from TCCC long-term debts of €30.1 million owed by the acquired entities to TCCC and incurred transaction costs of €0.1 million. The Company also issued loan notes to TCCC in respect of the acquisition of these debts. All loan notes issued as consideration by the company were repaid during August 2002. As a result of the acquisition, the Company recorded €11.5 million of franchise rights and €1.4 million of goodwill in its developing countries segments. The allocation of the purchase price included in the condensed consolidated financial statements is preliminary and pending further information relating to the fair value of acquired assets. The results of

Coca-Cola HBC S.A.

Notes to Condensed Consolidated Financial Statements – unaudited – (Continued)

(Prepared in accordance with US GAAP)

operations of these entities are included in the condensed consolidated statement of income from the date of acquisition. Had the results of this acquisition been included in operations commencing with 2001, the reported results would not have been materially affected.

5.	Franchise rights, Goodwill and other intangible assets

In accordance with SFAS No. 142, goodwill and indefinite-lived intangible assets will no longer be amortized but will be reviewed annually for impairment. The amortization provisions of SFAS No.142 apply to goodwill and intangible assets acquired after June 30, 2001. With respect to goodwill and intangible assets acquired prior to July 1, 2001, the Company began applying the new accounting rules beginning January 1, 2002.

The adoption of SFAS No. 142 required the Company to perform an initial impairment assessment on all goodwill and indefinite-lived intangible assets as of January 1, 2002. The Company compared the fair value of franchise rights and other intangible assets to current carrying value. Fair values were derived using discounted cash flow analyses, based on assumptions consistent with our internal planning. The cumulative effect of this change in accounting principle was an after-tax decrease to net income of €94.0 million. The deferred income tax benefit related to the cumulative effect of this change was €25.0 million.

The Company also reclassified an assembled workforce intangible asset with an unamortized balance of €24.9 million (along with a deferred tax liability of €8.4 million) to goodwill upon adoption.

The impairment charges resulting in the after-tax decrease to net income for the cumulative effect of this change by applicable operating segment as of January 1, 2002 are as follows (in millions):

Established countries	€17.4
Developing countries	76.6

Total	€94.0

Of the €17.4 million impairment for established countries, €14.1 million relates to franchise rights and €3.3 million relates to goodwill. The impairment arose mainly in Switzerland as a result of a reassessment of projections following lower than expected growth in the non-alcoholic beverages sector in the Swiss market.

Of the €76.6 million impairment for the developing countries, €49.3 million relates franchise rights and €27.3 relates to goodwill. The impairment charge arose mainly in Poland as a result of a fall in growth expectations arising from a stagnant economic environment.

The Company’s franchise rights have an indefinite useful life. Consequently, no amortization is recorded on these franchise rights from January 1, 2002.

The following table sets forth the carrying value of intangible assets not subject to amortization from January 1, 2002 (in millions):

	December 31, 2002	December 31, 2001

Unamortized intangible assets:
Franchise rights	€2,017.4	€2,108.5
Goodwill	699.2	672.3
Assembled workforce	—	24.9

Total	€2,716.6	€2,805.7

Coca-Cola HBC S.A.

Notes to Condensed Consolidated Financial Statements – unaudited – (Continued)

(Prepared in accordance with US GAAP)

There are no intangible assets that are subject to amortization and no amortization charge was incurred for the year ended December 31, 2002. In accordance with SFAS No. 142, an impairment assessment was conducted at December 31, 2002. No impairment was indicated.

The changes in the carrying amount of goodwill are as follows (in millions):

	Established	Developing	Emerging
	Countries	Countries	Countries	Total

Balance at January 1, 2002	€530.3	€140.9	€1.1	€672.3
Goodwill arising on acquisitions	28.6	1.4	18.2	48.2
Impairment charge	(3.3)	(27.3)	—	(30.6)
Reclassification of assembled workforce (net of deferred taxation)	11.4	5.1	—	16.5
Recognition of net operating losses	—	(2.3)	—	(2.3)
Foreign exchange differences	3.2	(8.1)	—	(4.9)

Balance at December 31, 2002	€570.2	€109.7	€19.3	€699.2

The following table summarizes and reconciles net income before cumulative effect of accounting change for the years and three months ended December 2002 and, 2001, adjusted to exclude amortization expense recognized in such periods related to franchise rights, goodwill, and other indefinite lived intangible assets that are no longer amortized (in millions except per share amounts):

	For the year ended

	December 31, 2002	December 31, 2001

Reported net income before cumulative effect of accounting change	€152.0	€52.2
Add back after-tax amounts:
Franchise rights amortization	—	36.4
Goodwill amortization	—	17.2
Other indefinite lived intangible amortization	—	4.5

Adjusted net income before cumulative effect of accounting change	€152.0	€110.3

Basic and diluted income per share before accounting change:
Reported net income	€0.65	€0.22
Franchise rights amortization	—	0.16
Goodwill amortization	—	0.07
Other indefinite lived intangible amortization	—	0.02

Adjusted basic and diluted net income per share before accounting change	€0.65	€0.47

Coca-Cola HBC S.A.

Notes to Condensed Consolidated Financial Statements – unaudited – (Continued)

(Prepared in accordance with US GAAP)

6.	SEGMENT INFORMATION

CCHBC has one business, being the production, distribution and sale of alcohol-free ready-to-drink beverages. CCHBC operates in 26 countries, and its financial results are reported in the following segments:

Established countries:	Austria, Greece, Italy, Northern Ireland, Republic of Ireland and Switzerland.

Developing countries:	Croatia, Czech Republic, Hungary, Poland, Slovakia, Slovenia, Estonia, Lithuania and Latvia.

Emerging countries:	Armenia, Belarus, Bosnia and Herzegovina, Bulgaria, Federal Republic of Yugoslavia, Former Yugoslav Republic of Macedonia (FYROM), Moldova, Nigeria, Romania, Russia and Ukraine

The operations in each segment have similar economic characteristics, production processes, customers, and distribution methods. CCHBC evaluates performance and allocates resources primarily based on Cash Operating Profit. Cash Operating Profit is defined as operating income before deductions for depreciation and amortization of intangible assets. Information of Company’s segments is as follows: (in millions)

	For the year ended

	December 31,	December 31,
	2002	2001

Sales revenues
Established	€2,048.7	€1,982.8
Developing	699.0	647.3
Emerging	1,091.7	768.0

	€3,839.4	€3,398.1

Cash Operating Profit
Established	€311.4	€288.9
Developing	92.4	61.7
Emerging	160.9	125.7

	564.7	476.3
Reconciling items:
Depreciation and amortization	(270.1)	(314.6)
Interest expense	(70.3)	(77.3)
Other income	16.8	9.4
Other expense	(4.2)	(6.4)
Income tax expense	(73.3)	(18.2)
Share of loss of equity method investees	4.3	(1.6)
Minority interest	(15.8)	(15.4)

Net income before cumulative effect of accounting change	€152.0	€52.2

Coca-Cola HBC S.A.

Notes to Condensed Consolidated Financial Statements – unaudited – (Continued)

(Prepared in accordance with US GAAP)

7.	COMPREHENSIVE INCOME

Components of comprehensive (loss)/income for the years ended December 31, 2002 and 2001 is as follows (in millions):

	For the year ended

	December 31,	December 31,
	2002	2001

Net income	€58.0	€52.2
Currency translation adjustment	(89.7)	105.8
Cumulative effect of change in accounting for derivative financial instruments net of applicable income taxes of €1.4 in 2001	—	4.4
Change in fair value of derivatives net of applicable taxes of €0.8 (2001, €3.0)	0.4	(8.4)
Loss reclassified into earnings from other comprehensive income, net of applicable income taxes of €1.6	—	4.0

Total comprehensive (loss)/income	€(31.3)	€158.0

8.	EARNINGS PER SHARE

The following table sets forth the computation of basic and diluted earnings per share (in millions):

	For the year ended

	December 31,	December 31,
	2002	2001

Numerator:
Net income	€58.0	€52.2
Denominator
Basic and diluted average common shares outstanding	236.7	236.7

9.	BORROWINGS

In April the Group executed a €900 million syndicated facility and cancelled an existing of €750 million syndicated loan. The facility is undrawn and exists to backstop the €1 billion Global Commercial Paper Programme that was launched in July. The change in debt facilities has not changed the amount of debt of the Group.

10.	SHARE CAPITAL

Following the decision taken at the Annual General Meeting on May 20, 2002, the authorized share capital of the Company was increased by €2.4 million through the capitalization of reserves as mandated by Greek law. As a result of this capitalization, the par value of the shares was increased from €0.30 to €0.31.

Coca-Cola HBC S.A.

Notes to Condensed Consolidated Financial Statements – unaudited – (Continued)

(Prepared in accordance with US GAAP)

11.	DIVIDEND

A dividend of 18 Euro cents per share (totaling €42.6 million) for the year ended December 31, 2001 was approved at the Annual General Meeting on May 20, 2002 and paid to the Company’s shareholders in June.

12.	RECENT ACQUISITIONS

a)	Valser Mineralquellen AG

On 9 July, CCHBC announced its intention to acquire, jointly with The Coca-Cola Company, the leading Swiss mineral water bottler, Valser Mineralquellen AG (‘Valser’), comprising a number of well-established brands, including Valser Classic, Valser Naturelle and Valser Limelite. CCHBC successfully closed the acquisition of Valser Mineralquellen AG on September 30, 2002.

b)	Dorna Apemin S.A.

On 31 July, CCHBC announced its intention to acquire jointly with The Coca-Cola Company, the majority of the shares in Romania’s premier natural mineral water company, Dorna Apemin S.A. The purchase agreement represents the 94% of the shares in Dorna Apemin S.A. and comprises all brands and products including White Spring, Poiana Negri and Dorna mineral waters. CCHBC successfully closed the acquisition of Dorna Apemin S.A. on December 17, 2002.

COCA-COLA HBC S.A.

SUMMARY OF SIGNIFICANT DIFFERENCES BETWEEN ACCOUNTING PRINCIPLES
GENERALLY ACCEPTED IN THE UNITED STATES AND INTERNATIONAL FINANCIAL
REPORTING STANDARDS — UNAUDITED

The unaudited consolidated financial statements included in this announcement are prepared in accordance with accounting principles generally accepted in the United States (“US GAAP”), which differ in certain respects from International Financial Reporting Standards (“IFRS”). Those differences which have a significant effect on our revenue, net income and shareholders equity are as follows:

Sales revenue

In accordance with US GAAP, the Company classifies payments made to customers as a deduction from sales, except where the Company receives an identifiable benefit in return for the expenditure, the identifiable benefit is separable from the customer’s purchase of CCHBCs products and CCHBC can reasonably estimate the fair value of the benefit. For IFRS purposes, payments made to customers that relate to marketing activities are classified ‘selling, delivery and administrative expenses’, regardless of whether the Company is able to determine the fair value of the identifiable benefit received.

Intangible assets

The purchase price for the acquisition of Coca-Cola Beverages plc (CCB) in 2000 was considerably greater under US GAAP as the consideration was determined based upon the share prices at the date of the announcement of the acquisition in accordance with APB 16, rather than the close date as required by IFRS. This difference is reflected initially in intangible assets and equity.

In addition, intangible assets arising on the acquisition of many entities have not been recognised under US GAAP since HBC and the entities concerned were under the common control of The Kar-Tess Group.

US GAAP requires the recognition of deferred tax on franchise agreements. This further increases the goodwill recognised on acquisition under US GAAP. For the purposes of IFRS, the Company classifies franchise agreements acquired in business combinations as goodwill. As a result, there is no related uplift in the deferred tax value.

Under IFRS, the Company amortizes goodwill and indefinite-lived intangible assets over a period of 20 years, using the straight-line method. For US GAAP purposes, goodwill and indefinite-lived intangible assets are not amortized, but are reviewed annually for impairment in accordance with SFAS No. 142. The amortization provisions of SFAS No. 142 are applied to goodwill and intangible assets acquired after June 30, 2001. With respect to goodwill and intangible assets acquired prior to July 1, 2001, the Company began applying the new accounting rules beginning January 1, 2002. Previously under US GAAP the Company amortized goodwill and indefinite-lived intangible assets over a period of 40 years, using the straight-line method.

The adoption of SFAS No. 142 required CCHBC to perform an initial impairment assessment on all goodwill and indefinite-lived intangible assets as of January 1, 2002. The result was an impairment of €119.0 million, offset by €25.0 million of deferred tax. No additional impairment was indicated by the assessment conducted at December 31, 2002.

Equity accounting

The Company’s interest in a jointly controlled entity, Brewinvest S.A. is accounted for under the equity method of accounting for US GAAP and under the proportional consolidation method of accounting for IFRS.

Prior to the acquisition of the remaining 40% ownership stake in Coca-Cola Molino Beverages Limited on November 23, 2001, the Company’s interest was accounted for under the equity method of accounting for US GAAP and under the proportional consolidation method of accounting for IFRS.

COCA-COLA HBC S.A.

Insurance proceeds

For IFRS purposes, insurance proceeds on certain product contamination claims have been treated as income in 2001 whilst for US GAAP they were treated as an adjustment to the fair values recognised on the acquisition of CCB.

Revaluation of property, plant and equipment

Under US GAAP, revaluations to property, plant and equipment are not permitted. IFRS however, allows for the periodic revaluation of land and buildings with depreciation then being calculated on the revalued amount. Any surplus or deficit (to the extent that the revaluation reserve is in surplus) on the revaluation is taken directly shareholders’ equity. As a result, the reconciliation reflects the revaluation of land and buildings, with depreciation adjusted accordingly.

Deferred tax

The US treatment of deferred tax is different in a number of respects from IFRS. The issues of importance for CCHBC are a different approach to calculating and recognising deferred tax for entities operating in hyper-inflationary environments and the subsequent recognition of deferred tax assets existing at the time of acquisition.

Employee entitlements

There are a number of differences in the treatment of employee entitlements, in particular in relation to the treatment of pensions, stock options, stock appreciation rights and the employee share ownership plan.

Reconciliation of Cash Operating Profit

	Year,	Year,
	December 31,	December 31,
	2002	2001

	(Euros in millions)
US GAAP Cash Operating Profit	€564.7	€476.3
Equity accounting	9.8	12.8
Insurance proceeds	—	6.7
Other	4.2	(3.2)

IFRS Cash Operating Profit / EBITDA	€578.7	€492.6

COCA-COLA HBC S.A.

Reconciliation of Operating Income

	Year	Year
	December 31,	December 31,
	2002	2001

	(Euros in millions)
US GAAP Cash Operating Profit	€564.7	€476.3
US GAAP amortization	—	(77.8)
US GAAP depreciation	(270.2)	(236.8)

US GAAP Operating Income	294.5	161.7
Amortization of intangible assets	(110.5)	(31.6)
Equity accounting	5.4	(6.0)
Insurance proceeds	—	6.7
Recognition of pre acquisition deferred tax assets	(6.0)	—
Other	2.4	(5.7)

IFRS Operating Income	€185.8	€125.1

Reconciliation of Net Income

	Year	Year
	December 31,	December 31,
	2002	2001

	(Euros in millions)
Net income under US GAAP	€58.0	€52.2
Adoption of SFAS No. 142	94.0	—

Net income before cumulative effect of accounting change	152.0	52.2
Amortization of intangible assets	(110.5)	(31.6)
Insurance proceeds	—	6.7
Deferred tax	(11.3)	(24.7)
Other	5.1	(1.0)

Net income under IFRS	€35.3	€1.6

COCA-COLA HBC S.A.

Reconciliation of Shareholders’ Equity

	December 31,	December 31,
	2002	2001

	(Euros in millions)
Shareholders’ Equity under US GAAP	€2,713.2	€2,787.2
CCB acquisition announce price effect	(834.1)	(834.1)
Common control of acquisitions	961.3	961.0
Other adjustments in relation to intangible assets	(455.5)	(414.7)
Revaluations of property, plant and equipment	47.4	54.9
Deferred tax	3.8	0.7
Employee entitlements	(3.3)	(7.0)
Other	10.2	(10.0)

Shareholders’ Equity under IFRS	€2,443.0	€2,538.0

COCA-COLA HBC S.A.
Results for the year to 31 December 2002 (IFRS)

Coca-Cola HBC (“CCHBC”) is one of the largest Coca-Cola bottlers, serving a population of over 500 million people in 26 countries. CCHBC shares are listed on the Athens Stock Exchange (ASE:EEEK), with secondary listings on the London (LSE:CCB) and Australian (ASX:CHB) Stock Exchanges. CCHBC’s American Depository Receipts are listed on the New York Stock Exchange (NYSE:CCH).

FULL YEAR HIGHLIGHTS

•	A significant improvement in our full year earnings to over €35 million from a net loss position of €20 million in 2001, on a constant territory basis (€1.6 million profit on a reported basis in 2001)

•	Volume of 1,268 million unit cases, 17% ahead of 2001, +7% on a constant territory basis

•	Significant growth in non-carbonated beverages accounting for 15% of total volume, driven by strong performance in water, juices and sports drinks

•	EBITDA* of €579 million, 17% ahead of 2001, +17% on a constant territory basis

•	EBIT of €186 million, 49% ahead of 2001, +57% on a constant territory basis

•	Return on invested capital (ROIC)** increased to 5.1% compared with 3.2% for 2001

•	Strong performance in the acquired Russia/Baltics territories with successful integration

FOURTH QUARTER HIGHLIGHTS

•	Volume of 297 million unit cases, 16% ahead of 2001, +10% on a constant territory basis

•	EBITDA* of €84 million, 26% ahead of 2001, +32% on a constant territory basis

Irial Finan, Managing Director of CCHBC, commented:

“Our excellent full year performance in 2002 builds upon the strong foundations laid in 2001. Commercial innovation and product diversification have continued to enable us to grow the business rapidly and sustainably. Our focus on profitable volume growth through maximizing revenue and tight cost and capital management continues to strengthen our operations, as evidenced by the strong improvement in ROIC to 5.1%. These strong metrics and the continued operational success of the business leave us on track to deliver on our long term goals.”

14 February 2002

*	EBITDA (earnings before interest, tax, depreciation, amortization and other non-cash items, which we calculate as operating profit plus depreciation and amortization) is a key measure of performance.

**	ROIC calculated as EBITA (operating profit plus amortization) less adjusted taxes divided by average invested capital (shareholders equity plus interest bearing debt plus capital lease obligations)

Note:	We refer to information on a constant territory basis. The constant territory basis includes the actual results for the acquisition of the new Russian territories and Baltic States of Estonia, Latvia and Lithuania for the full year 2001, to provide comparable information for 2002.

1

COCA-COLA HBC S.A.
Results for the year to 31 December 2002 (IFRS)

Financial information in this announcement is presented on the basis of International Financial Reporting Standards (“IFRS”). CCHBC also prepares financial information under accounting principles generally accepted in the US (“US GAAP”). US GAAP highlights and full year 2002 financials, including reconciliation to IFRS are available on our website: www.coca-colahbc.com

ENQUIRIES:

Company Contact:
Coca-Cola HBC
Melina Androutsopoulou	Tel: +30 210 618 3100
Investor Relations Director	email: melina.androutsopoulou@cchbc.com

Thalia Chantziara	Tel: +30 210 618 3124
Investor Relations Analyst	email: thalia.chantziara@cchbc.com

European press contact FD Athens Alastair Hetherington	Tel: +30 210 721 6060 email: alastair.hetherington@fd.com

US press contact FD Morgen — Walke Brian Maddox	Tel: +1 212 850 5600 email: bmaddox@fdmw.com

2

COCA-COLA HBC S.A.
Results for the year to 31 December 2002 (IFRS)

MANAGING DIRECTOR’S REVIEW

Strategic Review

CCHBC reported excellent results for the full year 2002 further demonstrating the strength of the business and our continuing ability to meet and exceed market expectations on a consistent basis. Despite difficult conditions in a number of our territories, in terms of both the prevailing economic environment as well as the poor summer conditions throughout most of Europe, constant territory volume increased by 7% to 1,268 million unit cases. Our net profit improved significantly to over €35 million, compared to a loss of €20 million for 2001 on a constant territory basis. EBITDA increased by 17% to €579 million and EBIT increased by 58% to €186 million, both on a constant territory basis. The results for the fourth quarter were equally strong, with volume growing by 10% on a constant territory basis (including the acquisition of Valser) and EBITDA improving significantly by 32% to €84 million.

Our excellent full year performance in 2002 builds upon the strong foundations laid in 2001. Commercial innovation and product diversification have continued to enable us to grow the business rapidly and sustainably. Our focus on profitable volume growth through maximizing revenue and tight cost and capital management continues to strengthen our operations, as evidenced by the strong improvement in ROIC to 5.1%. These strong metrics and the continued operational success of the business leave us on track to deliver on our long-term goals.

2002 has been another year of significant improvement as we continue to make progress on the journey towards our vision to become a World Class Selling Organization. The desire to be World Class touches every single aspect of the way we think, act and operate and involves a continuing effort to improve and to excel everyday in everything we do, including developing our people, profitably expanding our brand portfolio, serving consumers and customers, and delivering strong financial performance.

In profitably managing growth during the year, we provided appropriate focus on our core carbonated soft drink brands (CSDs) which, in 2002, accounted for 85% of the business, while balancing the considerable prospects of non-carbonated soft drinks (non-CSDs), especially in the water segment, with the expectation that non-carbonated beverages will represent 20% of our total volume in 2004. This is supported by our recent acquisitions of the Swiss mineral water business, Valser and the Romanian mineral water business, Dorna, as well as investment in our greenfield water plant in Hungary, which commenced operations in the fourth quarter. Each of these transactions was pursued jointly with The Coca-Cola Company.

Our relationship with The Coca-Cola Company continues to strengthen. Through these acquisitions and expanded rollout of non-CSDs throughout our territories, we are focused on providing a full range of alcohol-free beverages to our customers and consumers.

By consolidating our strengths of a strong brand portfolio, leadership in the carbonated beverages market, growing potential in the non-carbonated sector, strong focus on people and balanced mix of our markets, CCHBC is constantly providing an environment for creating and delivering long-term value for shareholders.

3

COCA-COLA HBC S.A.
Results for the year to 31 December 2002 (IFRS)

Operational Review by Reporting Segments

	Volume		% Change			% Change
Year to 31	(million unit	% Change	Constant	EBITDA	% Change	Constant
December 2002	cases)	Reported	Territory	(€ million)	Reported	Territory

Established Markets	518.0	+3%	+3%	314.1	+7%	+7%
Developing Markets	261.6	+12%	+5%	92.8	+36%	+28%
Emerging Markets	488.7	+39%	+13%	171.8	+30%	+34%
Coca-Cola HBC	1,268.3	+17%	+7%	578.7	+17%	+17%

	Volume		% Change			% Change
	(million unit	% Change	Constant	EBITDA	% Change	Constant
4th Quarter 2002	cases)	Reported	Territory	(€ million)	Reported	Territory

Established Markets	113.1	+3%	+3%	50.0	+24%	+24%
Developing Markets	61.1	+16%	+9%	8.7	>100%	>100%
Emerging Markets	122.4	+33%	+18%	25.5	-3%	+14%
Coca-Cola HBC	296.6	+16%	+10%	84.2	+26%	+32%

Established markets

     Volume

•	Solid unit case volume growth of 3% for the full year to 518.0 million unit cases, despite challenging conditions, and 3% for the fourth quarter, including the acquisition of Valser.

•	Growth of more than 5% for the full year in the Republic of Ireland and Northern Ireland driven by the more profitable 500ml packs in the immediate consumption channel and the launch of Powerade and Oasis.

•	Strong growth in non-carbonated beverages (Avra and Amita brands) in Greece.

•	Volume growth of 1% in Italy, with continued focus on investment for future growth.

     EBITDA

Established markets contributed €314.1 million to group EBITDA, 7% above the prior year. Across this segment, we have seen the benefits of promoting the higher margin single serve packages, together with selective price increases. At the same time we are working to improve operating efficiencies and cost control. Consistent with their volume growth, Northern Ireland and the Republic of Ireland had significant EBITDA growth for the year assisted by a favorable packaging mix and efficient operating expense management.

4

COCA-COLA HBC S.A.
Results for the year to 31 December 2002 (IFRS)

Developing markets

     Volume

•	Full year volume growth of 5% to 261.6 million unit cases and volume growth of 9% for the fourth quarter to 61.1 million unit cases, both on a constant territory basis.

•	Successful consumer promotions and other promotional activities targeted towards recruiting new and retaining existing customers and making our products affordable to as wide a range of consumers as possible.

•	8% volume growth for the full year in Poland, due to an improved pricing strategy, intensive cold drink placements and successful promotional activities.

•	Growth of more than 9% in the Czech Republic for the year assisted by strong performance of Lift and Bonaqua water.

     EBITDA

EBITDA in developing markets grew by 28% versus 2001 on a constant territory basis to €92.8 million, in line with our continued goal to build sustainable and profitable businesses in these markets. The improvement in EBITDA was achieved through targeted price increases, coupled with a continued focus on expense control and the efficient use of assets. All countries in this segment, except Croatia, are targeted for accession to the European Union in May 2004.

In Poland, EBITDA growth for the year was over 100% assisted by savings on raw and other materials, as well as effective control on operating expenses. In the Baltics and the Czech Republic EBITDA growth was 79% and 24%, respectively, assisted by savings in cost and expenses, a favorable packaging mix and targeted price increases.

Emerging markets

     Volume

•	Strong volume growth of 13% for the full year to 488.7 million unit cases and 18% volume growth in the fourth quarter to 122.4 million unit cases, both on a constant territory basis.

•	Volume growth in Nigeria of 2% for the full year. Strong fourth quarter volume growth of 18%, as a result of increased government spending leading up to the elections.

•	In Russia, economic stabilization, together with increased brand awareness and the successful launch of new products resulted in a strong volume increase of 17% in 2002.

•	In Ukraine volume growth for the year was 24% following new product launches, significant in-trade investments and improved market presence.

•	Full year volume growth in Romania of 19% due to introductions of new Fanta flavors (Madness, Shokata) and Schweppes Bitter Lemon as well as an overall improvement in economic conditions.

     EBITDA

EBITDA in emerging markets for the full year was €171.8 million, representing growth of 34% on a constant territory basis. The higher volume levels and wider product offering has been combined with better asset utilization to achieve cost efficiencies across these territories.

The strongest performing operation in this segment was Russia with EBITDA growth of well over 100% versus the prior year. Building on profitable volume growth, Russia was assisted by targeted price increases and savings in raw and packaging materials. In Russia and Ukraine the product range has expanded, including new products and flavors and both countries have seen the benefit of stabilizing economic conditions. Additionally, we continue to see cost saving benefits from merger synergies in Russia. In Nigeria, profit has been built on higher volumes, combined with the benefit from the full year price increase implemented in October 2001.

5

COCA-COLA HBC S.A.
Results for the year to 31 December 2002 (IFRS)

Group Financial Review

				2001
		2001		Constant	% Change
		Reported	% Change	Territory	Constant
	2002	Basis	Reported	Basis	Territory

Volume in unit cases	1,268	1,086	+17%	1,185	+7%
Sales	3,969.3	3,511.2	+13%	3,723.6	+7%
Gross Profit	1,591.3	1,367.2	+16%	1,439.2	+11%
Operating Profit	185.8	125.1	+49%	118.5	+57%
Profit before taxation	127.5	61.6	>100%	52.1	>100%
Net Profit/(Loss)	35.3	1.6	>100%	(19.9)	>100%
EBITDA	578.7	492.6	+17%	495.7	+17%

Sales

Sales revenue for the year increased 6.6% versus 2001, reflecting selective price increases in key markets and better channel mix. This increase in sales revenues was achieved despite stronger sale of water, a product line, which makes a lower contribution to revenue per unit case than carbonated soft drinks. Sales revenue in our European markets increased by 7.1%, on a constant territory basis. The economics in these markets enabled us to increase revenue per case and grow earnings ahead of volume.

Gross Profit

Gross profit margin, on a constant territory basis, increased to 40.0% compared to 38.7% in 2001, a significant increase reflecting our continued ability to manage our costs and perform with greater production efficiencies. Our gross margin continues to improve as a result of targeted price increases and as the proportion of our sales in the more profitable packages continues to grow.

Operating Profit

Operating profit (EBIT) increased by 57% on a constant territory basis for the full year reflecting a combination of strong volume growth, significant gross margin improvement and controlled growth in our operating expenses.

Net Profit

The net result of the group has been transformed from a loss position of €20 million in 2001, to a solid profit of €35 million in 2002, on a constant territory basis (€1.6 million profit on a reported basis in 2001). The significant turnaround achieved in 2002 is a result of our ability to manage all aspects of our business including profitable volume growth, successful cost management and implementation of operational efficiencies.

6

COCA-COLA HBC S.A.
Results for the year to 31 December 2002 (IFRS)

Liquidity and Capital Resources

Cash flow remains strong, as net cash flows provided from operating activities were over €426 million. Cash flow on capital expenditure net of proceeds from the sale of fixed assets increased to €300 million compared to €250 million in 2001. After business reinvestment including net cash flow for capital expenditure mentioned above, CCHBC generated €10.0 million of free cash flow and expects continued growth in free cash flow in the future.

Financing

As part of the ongoing objective of diversifying our funding base, a new Global Commercial Paper program was put in place. The program allows CCHBC to leverage its short-term credit rating and to access capital at considerably lower financing rates.

Our €750 million syndicated loan facility was also replaced with a new €900 million syndicated backstop facility. The new facility has a total maturity of 5 years (previously 2 years) and strengthens our relationship with a core group of banks.

We will continue to diversify our funding sources and we remain committed to improving the debt maturity profile of our business.

Taxation

The 2002 effective tax rate for the group, adjusting for the impact of non-deductible goodwill amortization, was 30%. Our continuing reduction in the effective tax rate on profit before taxation and amortization is attributable to overall enhanced profitability in country operations combined with a small recovery of previously unrecognized tax losses.

Capital Expenditure

The group spent €105 million on fixed assets in the fourth quarter, bringing the net expenditure for the year to €300 million. This amount included pre-spending on certain 2003 projects to help us ensure a dynamic start to 2003. We continue to focus our capital investment on the most profitable areas of the business. We have redeployed assets and equipment within the group, where possible, to minimize the cash outflows on fixed assets, as well as improving our return on existing assets.

Water Acquisitions

We successfully closed the acquisition of the Romanian mineral water company, Dorna Apemin S.A. on December 17th, 2002. The acquisition of the Swiss mineral water company, Valser Mineralquellen AG closed on September 30th, 2002. Both these transactions are joint acquisitions with The Coca-Cola Company.

Additionally, in line with our dual water strategy, we began operations on our greenfield water plant in Hungary in the fourth quarter.

Acquisition of the Minority Interest in Switzerland

We successfully closed the acquisition of an outstanding 26.1% interest in our Swiss subsidiary. “EWN” Geträenke Holdings GmbH, a closely held German limited liability company, held the minority interest. The timing of the transaction, which was originally planned for late 2003, resulted in more beneficial terms for CCHBC, as the minority shareholder surrendered rights in the 2002 dividends of the Swiss business.

7

COCA-COLA HBC S.A.
Results for the year to 31 December 2002 (IFRS)

New York Stock Exchange Listing

We listed on the New York Stock Exchange on 10 October 2002. We anticipate that this development will benefit all of our shareholders over the long term as our company becomes more visible to the international investment community and will allow for more comparability with our peer group.

2003 Outlook

We expect continued volume growth during 2003 in the range of 7-9%, with EBITDA expected to grow in the range of 11-13%. Both ranges include the recently completed water acquisitions in Switzerland and Romania.

We expect 2003 EBIT (operating profit) to grow in the range of 25% to 30% and expect net profit to almost double as we continue to benefit from our operating leverage. Additionally, we expect the impact of currency exchange on our 2003 results to be minimal.

We expect net capital expenditure to be in the range of €335 to €350 million and to achieve an increase of over 100 basis points in our return on invested capital.

Conference Call

CCHBC will host a conference call with financial analysts to discuss the full year 2002 results on February 14, 2002 at 4:00 pm, Athens time (2:00 pm London time and 9:00 am New York time). Interested parties can access the live, audio webcast through CCHBC’s website (www.coca-colahbc.com).

8

COCA-COLA HBC S.A.
Results for the year to 31 December 2002 (IFRS)

SPECIAL NOTE REGARDING FORWARD LOOKING STATEMENTS

This document contains forward-looking statements that involve risks and uncertainties. In some cases, we use words such as “believe”, “outlook”, “guidance”, “intend”, “expect”, “anticipate”, “plan”, “target” and similar expressions to identify forward-looking statements. All statements other than statements of historical facts, including, among others, statements regarding our future financial position, business strategy, our future dealings with The Coca-Cola Company, budgets, projected levels of consumption and production, projected costs, estimates of capital expenditure and plans and objectives of management for future operations, are forward-looking statements. You should not place undue reliance on these forward-looking statements. By their nature, forward-looking statements involve risk and uncertainty because they reflect our current expectations and assumptions as to future events and circumstances that may not prove accurate. Our actual results could differ materially from those anticipated in the forward-looking statements for many reasons, including the risks described in amended registration statement on form 20-F filed with the U.S. Securities and Exchange Commission on October 8, 2002 (File No 1-31466). Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot assure you that our future results, level of activity, performance or achievements will meet these expectations. Moreover, neither we nor any other person assumes responsibility for the accuracy and completeness of the forward-looking statements. Unless we are required by law to update these statements, we will not necessarily update any of these statements after the date of the interim consolidated financial statements included here, either to conform them to actual results or to changes in our expectations.

9

COCA-COLA HBC S.A.
Results for the year to 31 December 2002 (IFRS)

Condensed consolidated income statement (unaudited)

		Year	Year
		31 December	31 December
	Note	2002	2001

		€ million	€ million
Sales	3	3,969.3	3,511.2
Cost of goods sold		(2,378.0)	(2,144.0)

Gross profit		1,591.3	1,367.2
Exceptional items	10	—	6.7
Operating expenses		(1,289.0)	(1,138.3)
Amortisation of goodwill		(110.5)	(110.5)
Recognition of deferred tax assets subsequent to business combination		(6.0)	—

Total operating expenses		(1,405.5)	(1,242.1)

Operating profit		185.8	125.1
Finance costs	4	(60.2)	(66.2)
Share of results of associates		1.9	2.7

Profit before taxation		127.5	61.6
Taxation	5	(73.0)	(44.5)

Profit after taxation		54.5	17.1
Minority interests		(19.2)	(15.5)

Net profit		35.3	1.6

Basic profit per share (cents)	6	14.9	0.7
Volume (million unit cases)	3	1,268	1,086
EBITDA (€ million)	3	578.7	492.6

10

COCA-COLA HBC S.A.
Results for the year to 31 December 2002 (IFRS)

Condensed consolidated income statement (unaudited)

		Three months to	Three months to
		31 December	31 December
	Note	2002	2001

		€ million	€ million
Sales	3	890.0	819.6
Cost of goods sold		(544.6)	(510.0)

Gross profit		345.4	309.6
Operating expenses		(337.6)	(311.7)
Amortisation of goodwill		(26.8)	(28.5)
Recognition of deferred tax assets subsequent to business combination		(6.0)	—

Total operating expenses		(370.4)	(340.2)

Operating loss		(25.0)	(30.6)
Finance costs	4	(16.4)	(15.2)
Share of results of associates		0.5	(0.1)

Loss before taxation		(40.9)	(45.9)
Taxation	5	(3.3)	14.7

Loss after taxation		(44.2)	(31.2)
Minority interests		(2.5)	(5.7)

Net loss		(46.7)	(36.9)

Basic loss per share (cents)	6	(19.7)	(15.6)
Volume (million unit cases)	3	297	255
EBITDA (€ million)	3	84.2	66.8

11

COCA-COLA HBC S.A.
Results for the year to 31 December 2002 (IFRS)

Condensed consolidated balance sheet (unaudited)

		As at	As at
		31 December	31 December
	Note	2002	2001

		€ million	€ million
Assets
Property, plant and equipment	7	2,047.3	2,068.8
Intangible assets	7	1,887.5	1,916.7
Other non-current assets		32.7	27.8

Total non-current assets		3,967.5	4,013.3

Inventories		316.9	286.3
Trade and other receivables		675.5	625.5
Cash and cash equivalents		105.5	152.6

Total current assets		1,097.9	1,064.4

Total assets		5,065.4	5,077.7

Liabilities
Short-term borrowings		531.4	208.9
Other current liabilities		813.8	816.5

Total current liabilities		1,345.2	1,025.4

Long-term borrowings	8	979.3	1,204.9
Other non-current liabilities		208.3	198.3

Total non-current liabilities		1,187.6	1,403.2

Equity	9	2,443.0	2,538.0
Minority interests		89.6	111.1

Total equity and liabilities		5,065.4	5,077.7

12

COCA-COLA HBC S.A.
Results for the year to 31 December 2002 (IFRS)

Condensed consolidated cash flow statement (unaudited)

		Year to	Year to
		31 December	31 December
	Note	2002	2001

		€ million	€ million
Operating profit		185.8	125.1
Depreciation		276.4	257.0
Amortisation of goodwill		110.5	110.5
Recognition of deferred tax assets subsequent to business combination		6.0	—

EBITDA	3	578.7	492.6

(Profit)/loss on disposal of fixed assets		(3.9)	7.5
Change in working capital:
Inventories		(46.4)	(4.8)
Trade and other receivables		(20.8)	(6.5)
Trade payables and other liabilities		(23.8)	48.5
Tax paid		(58.3)	(42.7)

Net cash inflow from operating activities		425.5	494.6

Investing activities:
Capital expenditure on tangible fixed assets		(315.3)	(271.1)
Proceeds on sale of tangible fixed assets		22.1	21.3
(Net payments for)/proceeds from disposal of investments		(0.8)	0.6
Net payments for acquisition of subsidiaries		(194.1)	(24.4)
Acquisition of franchise agreements and canning rights	12	—	(42.4)

Net cash outflow from investing activities		(488.1)	(316.0)

Financing activities:
Increase/(decrease) in borrowings		141.9	(59.1)
Net interest paid		(64.5)	(74.3)
Net dividend paid		(50.0)	(47.6)

Net cash inflow/(outflow) from financing activities		27.4	(181.0)

Decrease in cash and cash equivalents		(35.2)	(2.4)

Movement in cash and cash equivalents:
At start of the year		152.6	156.7
Decrease in cash and cash equivalents		(35.2)	(2.4)
Effect of exchange difference on translation		(11.9)	(1.7)

At end of the year		105.5	152.6

13

COCA-COLA HBC S.A.
Results for the year to 31 December 2002 (IFRS)

Condensed consolidated statement of movements in equity (unaudited)

	31 December	31 December
	2002	2001

	€ million	€ million
Balance as at 1 January	2,538.0	2,501.4
Shares held for equity compensation plan	0.2	0.3
Deferred tax taken to equity	—	(0.6)
Net profit	35.3	1.6
Dividends	(42.6)	(41.7)
Net unrealized gain on adoption of IAS 39	—	5.4
Net unrealised losses on revaluation of cash flow hedges	1.7	(11.4)
Net losses on derivative financial instruments reclassified to earnings	4.7	—
Foreign currency translation	(94.3)	83.0

Balance as at 31 December	2,443.0	2,538.0

14

COCA-COLA HBC S.A.
Results for the year to 31 December 2002 (IFRS)

Notes to the consolidated condensed financial statements (unaudited)

1. Accounting policies

The accounting policies used in the preparation of these financial statements are consistent with those used in the annual financial statements for the year ended 31 December 2002.

Costs that are incurred unevenly during the financial year are anticipated or deferred in the interim report only if it would also be appropriate to anticipate or defer such costs at the end of the financial year.

These consolidated condensed financial statements should be read in conjunction with the 2001 annual financial statements, which include a full description of the group’s accounting policies.

2. Exchange rates

For CCHBC, the directors believe that the euro is the most appropriate reporting currency as it is the currency most closely aligned to the operating currencies of the CCHBC group. CCHBC translates the income statements of subsidiary operations to the euro at average exchange rates and the balance sheet at the closing exchange rate for the period.

The principal exchange rates used for transaction and translation purposes in respect of one euro were:

	Average
	Year to December			Closing
			31 December	31 December
	2002	2001	2002	2001

US dollar	0.95	0.90	1.05	0.90
UK sterling	0.63	0.62	0.65	0.61
Polish zloty	3.86	3.67	4.02	3.53
Nigerian naira	116.23	100.64	133.14	102.48
Hungarian forint	242.23	256.41	235.70	245.30
Swiss franc	1.46	1.51	1.45	1.48

15

COCA-COLA HBC S.A.
Results for the year to 31 December 2002 (IFRS)

Notes to the consolidated condensed financial statements (unaudited)

3. Segmental analysis

The group has one business, being the bottling and distribution of soft drinks and related products.

The following market groupings have been adopted for secondary segmental analysis:

Established markets:	Austria, Greece, Italy, Northern Ireland, Republic of Ireland and Switzerland.

Developing markets:	Croatia, Czech Republic, Estonia, Hungary, Latvia, Lithuania, Poland, Slovakia and Slovenia.

Emerging markets:	Armenia, Belarus, Bosnia and Herzegovina, Bulgaria, Federal Republic of Yugoslavia, FYROM, Moldova, Nigeria, Romania, Russia and Ukraine.

Information presented below is based on reported results for the prior year and for the three months and full year to 31 December 2002.

	Volume in
	unit cases
	million	Sales	EBITDA	EBITD

		€ million	€ million	€ million
Established markets
3 months to 31 December 2002	113.1	466.2	50.0	(5.0)
3 months to 31 December 2001	109.7	444.0	40.4	(4.5)
12 months to 31 December 2002	518.0	2,116.7	314.1	125.3
12 months to 31 December 2001	502.3	1,999.3	292.5	113.0

Developing markets
3 months to 31 December 2002	61.1	161.9	8.7	(14.1)
3 months to 31 December 2001	52.7	140.6	0.2	(18.2)
12 months to 31 December 2002	261.6	713.0	92.8	13.4
12 months to 31 December 2001	232.8	644.1	68.1	(5.7)

Emerging markets
3 months to 31 December 2002	122.4	261.9	25.5	(5.9)
3 months to 31 December 2001	92.2	235.0	26.2	(7.9)
12 months to 31 December 2002	488.7	1,139.6	171.8	47.1
12 months to 31 December 2001	350.7	867.8	132.0	17.8

Total CCHBC
3 months to 31 December 2002	296.6	890.0	84.2	(25.0)
3 months to 31 December 2001	254.6	819.6	66.8	(30.6)
12 months to 31 December 2002	1,268.3	3,969.3	578.7	185.8
12 months to 31 December 2001	1,085.8	3,511.2	492.6	125.1

16

COCA-COLA HBC S.A.
Results for the year to 31 December 2002 (IFRS)

Notes to the consolidated condensed financial statements (unaudited)

4. Finance costs

	Year to	Year to
	31 December	31 December
	2002	2001

	€ million	€ million
Net interest payable	59.0	64.4
Net monetary loss and hyper-inflationary exchange losses	1.2	0.2
Other finance costs	—	1.6

Total finance costs	60.2	66.2

	3 months to	3 months to
	31 December	31 December
	2002	2001

	€ million	€ million
Net interest payable	19.0	14.0
Net monetary profit and hyper-inflationary exchange losses	(2.6)	(0.4)
Other finance costs	—	1.6

Total finance costs	16.4	15.2

5. Taxation

The underlying effective tax rate for the group is higher than the Greek statutory rate of 35% due to the impact of non-deductible expenses, principally the amortization of goodwill, which is not deductible for tax purposes. Statutory tax rates in the countries in which the group operates range from 0% to 38%. Excluding the impact of non-deductible goodwill amortization, the effective tax rate is 30% (26% in 2001).

In the fourth quarter of 2001 a significant deferred tax credit arose as a consequence of the revaluation of the tax base of Romanian fixed assets. If this item were excluded, the effective tax rate for 2001 would have been 34%. The continuing reduction in the effective tax rate on profit before taxation and amortization is attributable to overall enhanced profitability in country operations combined with a small recovery of previously unrecognized tax losses.

17

COCA-COLA HBC S.A.
Results for the year to 31 December 2002 (IFRS)

Notes to the consolidated condensed financial statements (unaudited)

6. Earnings per share, basic and adjusted

Basic earnings per share are calculated by dividing the net profit attributable to shareholders by the weighted average number of ordinary shares in issue during the period (2002: 236,668,596 shares).

7. Tangible and intangible assets

	Property, plant
	and equipment	Intangible assets

	€ million	€ million
Opening net book value as at 1 January 2002	2,068.8	1,916.7
Additions	329.4	—
Arising on recognition of deferred tax assets in connection with acquisition of CCB	—	(6.0)
Arising on recent acquisitions	72.6	91.5
Disposals	(23.1)	—
Depreciation/amortisation	(276.4)	(110.5)
Other movements including effects of exchange rate differences	(124.0)	(4.2)

Closing net book value as at 31 December 2002	2,047.3	1,887.5

8. Borrowings

In April, the Group executed a €900 million syndicated facility and cancelled the existing €750 million syndicated loan. The facility, which exists to backstop the €1 billion Global Commercial Paper Programme that was launched in July, has not been utilized.

9. Share Capital

Following the decision taken at the Annual General Meeting on 20 May 2002, the authorized share capital of the Company was increased by €2.4 million through the capitalization of reserves as mandated by Greek law. As a result of this capitalization, the par value of the shares was increased from €0.30 to €0.31.

10. Exceptional items

The 2001 financial statements include exceptional operating profit of €6.7 million in relation to settlement of an insurance claim in the second quarter of 2001.

18

COCA-COLA HBC S.A.
Results for the year to 31 December 2002 (IFRS)

Notes to the consolidated condensed financial statements (unaudited)

11. Acquisition of Russia and the Baltics

a)	Acquisition of The Coca-Cola Company bottling operation in the Russian Federation

On 23 November 2001, the group acquired all The Coca-Cola Company owned bottling operations in Russia. Further details of the acquisition are disclosed in the 2001 annual report.

b)	Acquisition of bottling operations in Estonia, Latvia and Lithuania

On 2 January 2002, the group acquired all The Coca-Cola Company owned bottling operations in the Baltic countries of Estonia, Latvia and Lithuania. Further details of the acquisition are disclosed in the 2001 annual report.

12. Franchise rights

In 2001, the group paid The Coca-Cola Company €39.2 million for the purchase of companies in Austria and Hungary, which held the rights to prepare and package beverages of The Coca-Cola Company in cans in Austria, Hungary and Switzerland. This acquisition was completed and reflected in the group’s 2000 balance sheet and the consideration, paid in 2001, was wholly in cash. In addition, during 2001, €3.2 million was paid in respect of franchise rights for Schweppes brands in Nigeria.

13. Dividends

A dividend of 18 euro cents per share (totaling €42.6 million) for the year ended 31 December 2001 was approved by the AGM on 20 May 2002 and paid to group shareholders in June 2002.

14. Acquisitions

a)	Valser Mineralquellen AG

On 9 July, CCHBC announced its intention to acquire, jointly with The Coca-Cola Company (TCCC), the leading Swiss mineral water bottler, Valser Mineralquellen AG (‘Valser’), comprising a number of well-established brands, including Valser Classic, Valser Naturelle and Valser Limelite. CCHBC and TCCC successfully closed the acquisition of Valser Mineralquellen AG on September 30, 2002.

b)	Dorna Apemin S.A.

On 31 July, CCHBC announced its intention to acquire jointly with TCCC, the majority of the shares in Romania’s premier natural mineral water company, Dorna Apemin S.A. The purchase agreement represents the 98% of the issued and outstanding shares in Dorna Apemin S.A. and comprises all brands and products including White Spring, Poiana Negri and Dorna mineral waters. CCHBC and TCCC successfully closed the acquisition of Dorna Apemin S.A. on December 17, 2002.

19

COCA-COLA HBC S.A.
Results for the year to 31 December 2002 (IFRS)

Notes to the consolidated condensed financial statements (unaudited)

c)	Minority Interest in Switzerland

We successfully closed the acquisition of an outstanding 26.1% interest in our Swiss subsidiary. “EWN” Geträenke Holdings GmbH, a closely held German limited liability company, held the minority interest.

20

COCA-COLA HBC S.A.
Results for the year to 31 December 2002 (IFRS)

PERCENTAGE VOLUME CHANGE BY COUNTRY FOR
12 MONTHS TO 31 DECEMBER 2002 AND 2001

2002 % change
	versus 2001		2001 % change
versus 2000
	Reported	Constant	Constant
	Basis	Territory	Territory

Established Markets
Austria	+ 2%	+ 2%	+ 2%
Greece	+ 2%	+ 2%	+ 5%
Ireland	+ 5%	+ 5%	- 3%
Northern Ireland	+ 5%	+ 5%	+ 14%
Republic of Ireland	+ 5%	+ 5%	- 11%
Italy	+ 1%	+ 1%	+ 5%
Switzerland	+ 10%	+ 10%	+ 3%

TOTAL	+ 3%	+ 3%	+ 3%

Developing Markets
Baltics	> 100%	+ 17%	n/a
Estonia	> 100%	+ 18%	n/a
Latvia	> 100%	+ 19%	n/a
Lithuania	> 100%	+ 13%	n/a
Croatia	+ 2%	+ 2%	+ 3%
Czech	+ 9%	+ 9%	- 7%
Hungary	+ 1%	+ 1%	- 3%
Poland	+ 8%	+ 8%	- 6%
Slovakia	- 0%	- 0%	+ 6%
Slovenia	- 11%	- 11%	- 4%

TOTAL	+ 12%	+ 5%	- 3%

Emerging Markets
Armenia	+ 4%	+ 4%	+ 24%
Belarus	+ 57%	+ 57%	+ 95%
Bosnia	+ 15%	+ 15%	+ 18%
Bulgaria	+ 3%	+ 3%	- 8%
FYROM	+ 5%	+ 5%	+ 2%
Moldova	+ 1%	+ 1%	+ 10%
Nigeria	+ 2%	+ 2%	+ 36%
Romania	+ 19%	+ 19%	+ 2%
Russia	+ 253%	+ 17%	+ 71%
Ukraine	+ 24%	+ 24%	+ 34%
Yugoslavia	+ 30%	+ 30%	+ 59%

TOTAL	+ 39%	+ 13%	+ 25%

TOTAL CCHBC	+ 17%	+ 7%	+ 8%

21

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Coca-Cola Hellenic Bottling Company S.A.

	By:	/s/ Jan Gustavsson

	Name: Title:	Jan Gustavsson General Counsel & Company Secretary
Date: February 18, 2003